UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
      OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number: 333-700

                            COMUNICACION CELULAR S.A.
             (Exact name of registrant as specified in its charter)

                               Calle 90 No. 14-37
                                Bogota, Colombia
                                  57-1-616-9797
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     American Depositary Shares, representing Shares of Class B Common Stock
          Shares of Class B Common Stock, par value one Peso per share
            (Title of each class of securities covered by this Form)

                  14 1/8% Senior Deferred Coupon Bonds due 2005
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)       |X|          Rule 12h-3(b)(1)(i)       |_|
          Rule 12g-4(a)(1)(ii)      |_|          Rule 12h-3(b)(1)(ii)      |_|
          Rule 12g-4(a)(2)(i)       |X|          Rule 12h-3(b)(2)(i)       |_|
          Rule 12g-4(a)(2)(ii)      |_|          Rule 12h-3(b)(2)(ii)      |_|
                                                 Rule 15d-6                |_|

 Approximate number of holders of record as of the certification or notice date:
   American Depositary Shares, representing Shares of Class B Common Stock: 0
         Shares of Class B Common Stock, par value one Peso per Share: 4

     Pursuant to the requirements of the Securities Exchange Act of 1934 Comunicacion Celular S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2004               By: /s/  Lucio Enrique Munoz
                                         ---------------------------------------
                                         Name:  Lucio Enrique Munoz
                                         Title: Alternative Legal Representative

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.